UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

The TriZetto Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

896882107 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 896882107

1.	Names of Reporting Persons: I.R.S. Identification Nos. of above persons (Entities Only) Jeffrey H. Margolis
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 362,550 6. Shared Voting Power 1,988,300 7. Sole Dispositive Power 362,550 8. Shared Dispositive Power 1,988,300

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,350,850
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 5.5%
12.	Type of Reporting Person IN

Item 1.	(a)	Name of Issuer:

The TriZetto Group, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

567 San Nicolas Drive, Suite 360, Newport Beach, CA 92660

Item 2.	(a)	Name of Person Filing:

Jeffrey H. Margolis

	(b)	Address of Principal Business Office or, if none, Residence:

567 San Nicolas Drive, Suite 360, Newport Beach, CA 92660

	(c)	Citizenship:

United States of America

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

896882107

Item 3.	If this statement is filed pursuant to §240.13d-1(b), or §240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

As of December 31, 2004:

(a) Amount beneficially owned:

2,350,850*

(b) Percent of class:

5.5%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

362,550*

(ii) Shared power to vote or to direct the vote:

1,988,300*

(iii) Sole power to dispose or to direct the disposition of:

362,550*

(iv) Shared power to dispose or to direct the disposition of:

1,988,300*

*  1,988,300 shares are held by Jeffrey H. Margolis and his wife, in their capacities as trustees of the Margolis Family Trust, over which the trustees have shared voting power. 75,000 shares are held by Mr. Margolis directly. Also includes Mr. Margolis’ options for 287,550 shares of common stock, which are exercisable within 60 days of December 31, 2004.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2005	/s/Jeffrey H. Margolis
Jeffrey H. Margolis